UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 333-38196
A.	Full title of the plan and the address of the plan, if different from that of the issuer name below:
IMATION RETIREMENT INVESTMENT PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
IMATION CORP.
1 Imation Way
Oakdale, Minnesota 55128-3414

IMATION RETIREMENT INVESTMENT PLAN
Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Participants and the Pension and Retirement Committee of Imation Corp.:
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Imation Retirement Investment Plan (the Plan) as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
Minneapolis, Minnesota
June 23, 2010

IMATION RETIREMENT INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2009	2008
ASSETS
Investments — at fair value	$180,479,994	$180,684,018
Receivable for securities sold	343,944	251,500
Interest receivable	95	667

Total assets	180,824,033	180,936,185

LIABILITIES
Liability for securities purchased	534,504	192,427

Total liabilities	534,504	192,427

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	180,289,529	180,743,758

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	590,072	2,334,387

NET ASSETS AVAILABLE FOR BENEFITS	$180,879,601	$183,078,145

The accompanying notes are an integral part of the financial statements.

IMATION RETIREMENT INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended
December 31,
2009
Contributions:
Participant	$4,417,926
Employer	1,242,629
Rollover contributions	399,353

6,059,908

Investment income:
Net appreciation in fair value of investments	26,915,426
Interest income	1,131,778
Dividend income	2,037,322

30,084,526

Deductions:
Benefits paid to participants	(38,190,289)
Administrative expenses	(152,689)

(38,342,978)

Net decrease	(2,198,544)

Net assets available for benefits, beginning of year	183,078,145

Net assets available for benefits, end of year	$180,879,601

The accompanying notes are an integral part of the financial statements.

IMATION RETIREMENT INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
Note 1 — Description of Plan
     The following brief description of the Imation Retirement Investment Plan (the Plan) is provided for general information purposes only. Participants and all other users of these financial statements should refer to the Plan document and summary plan description for complete information regarding the Plan’s definitions, benefits, eligibility and other matters.
General
     Imation Corp. (Imation, the Company, we, us or our) became an independent, publicly-held company as of July 1, 1996, when 3M Company (formerly known as Minnesota Mining and Manufacturing Company) (3M) spun-off its data storage and imaging systems businesses (the Distribution). In connection with the Distribution, we established the Plan effective July 1, 1996 for the benefit of our employees. Effective July 1, 1996, the account balances of all of our employees who were formerly employed by 3M and the respective plan assets and liabilities attributable to such account balances were transferred from the 3M Voluntary Investment Plan (VIP) and Employee Stock Ownership Plan to the Plan.
     Effective January 1, 2004, the Plan was amended and restated as a single profit sharing plan consisting of a profit sharing portion and a stock bonus portion. The stock bonus portion of the Plan constitutes an employee stock ownership plan (an ESOP) within the meaning of Section 4975(e)(7) of the Internal Revenue Code (IRC) and is designed to invest primarily in our common stock (the Imation Stock Fund under the Plan). Pre-tax salary deferrals and matching contributions are made to the profit sharing portion of the Plan. Our contributions to the Company Match Account (CMA) and Performance Pays Account (PPA) are initially invested in the Imation Stock Fund (the ESOP in the stock bonus portion of the Plan). Effective January 1, 2010, the Plan was restated in its entirety and continued the basic Plan design features from the 2004 restatement as described in this paragraph.
     The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Our active United States regular salaried and regular non-union hourly employees are immediately eligible to participate in the Plan.
Contributions
Participant Contributions and Rollovers
     There are four accounts in the Plan that relate to participant contributions and the related earnings thereon: the Retirement Savings Account (RSA), the Thrift Account, the Individual Retirement Account (IRA) and the Rollover Account. The RSA contains the amounts attributable to participants’ pre-tax contributions made under the provisions of the Plan, along with pre-tax contribution amounts attributed to the participants’ RSA accounts which were transferred from the VIP Plan. The Plan allows participants to contribute from 1% to 60% of their annual compensation to the RSA through 401(k) contributions (sometimes referred to as pre-tax salary deferrals), not to exceed Internal Revenue Service (IRS) limits of $16,500 in 2009. The Plan also allows participants who are age 50 or older to make catch-up contributions to the RSA of $5,500 in 2009. Participants may change the level of their contributions daily. These changes are effective at the beginning of the succeeding payroll period.
     The Thrift Account and the IRA accounts represent participant accounts under the VIP that were transferred into the Plan as of July 1, 1996. The Thrift Account contains the amounts attributable to participants’ after-tax contributions made under the provisions of the VIP. The IRA represents the amounts attributable to participants’ deductible employee contributions made under the provisions of the VIP in effect prior to 1987. No additional contributions may be made to the Thrift Account and IRA under the Plan.
     The Rollover Account contains the amounts transferred to the Plan from the VIP Rollover Account and any rollover contributions participants have elected to rollover to the Plan from former employers’ qualified plans.
Company Contributions
     There are two accounts in the Plan that relate to our contributions and the related earnings thereon: the CMA and the PPA.
     We make matching contributions each payroll period to eligible participants’ CMA. Our matching contributions are made based on a formula described in the Plan document and summary plan description and that from January 1, 2009 to March 31, 2009, was: (1) one hundred percent (100%) of a participant’s 401(k) contributions (which may include catch up contributions) for a payroll period that are not more than three percent (3%) of such participant’s eligible earnings for the payroll period, plus (2) fifty percent (50%) of the amount of a participant’s 401(k) contributions (which may include catch up contributions) made that payroll period that are between three percent (3%) and five percent (5%) of such participant’s eligible earnings for the payroll period. The Plan also included a true-up provision under which a participant’s matching contributions were re-determined as of March 31, 2009 based on the participant’s 2009 401(k) contributions and eligible earnings as of that date. Effective April 1, 2009 and through December 31, 2009, the true-up provision was eliminated and the matching contribution formula described in the Plan document and a summary of material modifications was: (1) fifty percent (50%) of a participant’s 401(k) contributions (which may include catch up contributions) for a payroll period that are not more than three percent (3%) of such participant’s eligible earnings for the payroll period, plus (2) twenty five percent (25%) of the amount of a participant’s 401(k) contributions (which may include catch up contributions) made that payroll period that are between three percent (3%) and five percent (5%) of such participant’s eligible earnings for the payroll period. Effective January 1, 2010, the matching contribution formula described in the Plan document and a summary of material modifications is: (1) 100% of a participant’s 401(k) contributions (which may include catch up contributions) for a payroll period that are not more than three percent (3%) of such participant’s eligible earnings for the payroll period, plus (2) fifty percent (50%) of the amount of a participant’s 401(k) contributions (which may include catch up contributions) made that payroll period that are between three percent (3%) and five percent (5%) of such participant’s eligible earnings for the payroll period. Additionally, effective January 1, 2010, the Plan’s true-up provision has been reinstated. Our matching contributions are made using Imation treasury stock and are contributed to the ESOP portion of the Plan.
     At our discretion, we may make contributions to the PPA if certain financial targets are met, with overall contributions not to exceed two percent (2%) of all eligible participants’ compensation. If we make contributions to the PPA, these contributions are made using Imation treasury stock and are contributed to the ESOP portion of the Plan. We did not make PPA contributions under the Plan for the year ended December 31, 2009.
     Also, the pre-July 1, 1996 Company Contribution Account (CCA), contains assets attributable to contributions received from 3M under the VIP Plan that were transferred into the Plan as of July 1, 1996. We will not make contributions to the CCA.
Vesting
     Participants have a fully vested, non-forfeitable interest in all of their accounts under the Plan at all times.
Benefits Paid to Participants
     Subject to certain federal tax considerations, participants may withdraw funds from the Thrift Account, IRA or Rollover Account at any time. Participants who are still employed with us or our affiliates may elect to receive withdrawals of contributions made to the RSA if they have experienced certain financial hardships (as defined under the Plan). Participants may withdraw funds from the RSA, CMA, PPA or CCA when they reach age 59-1/2, terminate employment or become disabled (as defined in the Plan); participants’ accounts are paid to their Plan beneficiaries upon death. Generally, participants may elect to receive their benefits in the form of a lump sum payment (participants who are disabled may also elect to receive distribution in the form of two or more partial payments and participants who terminate employment after reaching age 55 may also elect to receive distributions in the form of monthly, quarterly, semi-annual or annual installment payments). Participants may elect to receive cash payments for dividends paid, if any, on our stock held in their ESOP accounts if they do not want to have such dividends reinvested in their ESOP accounts.
Participant Accounts and Balances
     Each participant’s account is credited with participant and Company contributions (described above) and with investment earnings. The value of the participant’s account is reduced by investment losses and the amount of Plan administrative expenses allocated to the participant’s account.
     Participants may direct the investment of their Plan accounts in a variety of investment funds available under the Plan, including our stock fund (which is invested in Imation common stock), mutual funds, commingled trust funds and cash equivalents. In addition, the Plan maintains a 3M Stock Fund (from historical rollovers), which is invested in 3M common stock. Participants may transfer amounts out of the 3M Stock Fund and into other Plan investments; they may not, however, transfer any amounts into the 3M Stock Fund.
Participant Loans
     Participants may borrow against their RSA and Rollover Account balances. An individual participant may not have more than two outstanding loans at any time. The maximum amount of a participant’s loans may not exceed the lesser of the following at any time:
•	50% of the combined value of the participant’s balances in the RSA and Rollover Account; and

•	$50,000 reduced by the excess of the participant’s highest outstanding loan balance during the 12-month period ending on the date of the new loan.
     The minimum loan amount is $500. Loan terms range from one to 60 months at annual interest rates equal to the prime rate plus 1% on the 15th of the calendar month before the month in which the loan is granted. Principal and interest are repaid through regular payroll deductions. Interest rates on outstanding loans at December 31, 2009 ranged from 4.25% to 9.25%. Loans outstanding at December 31, 2009 mature at various dates through January 2015.

Transfers between Plan Investment Fund Options
     Participants are responsible for directing the investment of their Plan Account balances between the Plan’s various investment fund options, provided that insiders who may have access to material non-public information may be constrained from executing trades related to the Imation Stock Fund pursuant to the policy on Trading in Securities of Imation Corp. and by applicable federal and state securities laws.
Administrative Costs
     For the year ended December 31, 2009, some Plan administrative costs were paid by us and some were paid by the Plan. We elected to pay all of the internal administrative costs of the Plan. External plan administrative costs, including participant communication expenses, trustee fees, legal fees, auditor fees, recordkeeping fees and investment management expenses, are paid by the Plan, unless we pay such costs.
Plan Amendment and Termination
     We may amend the Plan at any time. In addition, although we have not expressed any intent to do so, we may discontinue contributions under the Plan and reserve the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, the net assets of the Plan will be distributed to the participants in accordance with the Plan document.
Note 2 — Summary of Significant Accounting Policies
Basis of Accounting
     The financial statements of the Plan have been prepared under the accrual method of accounting.
Investment Valuation and Investment Income
     Investments of the Plan as of December 31, 2009 and 2008 consist primarily of mutual funds, commingled trust funds, Imation common stock and 3M common stock. The investments in mutual funds and common stock are stated at fair value as determined by quoted market prices. The investments in the commingled trust funds are stated at fair value as determined by the quoted market prices of the underlying investments. The fair value of investments includes accrued investment income. Participant loans are valued at estimated fair values, which consist of outstanding principal and any related accrued interest. See Note 4 for discussion of adjusting fair value of fully benefit-responsive investment contracts to contract value.
     Purchases and sales of investments are recorded on a trade date basis. Interest is recorded as earned on an accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents the net appreciation (depreciation) of the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments, in the Statement of Changes in Net Assets Available for Benefits.
Contributions
     Contributions from participants are recorded in the period we make payroll deductions from Plan participants. The Plan makes matching contributions by allocating shares of Imation common stock to the respective participants’ ESOP accounts based on the timing of the respective participant contributions.
Benefits Paid to Participants
     Benefits are recorded when paid.
Use of Estimates
     The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties
     The Plan provides for various investment fund options, which invest in combinations of stocks, bonds, mutual funds and other investment securities. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will continue to occur. Such changes could continue to materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits, and those changes could be unfavorable.
Subsequent Events
     The Plan has evaluated subsequent events through June 23, 2010, the date the financial statements were available to be issued and noted no items requiring adjustment of the financial statements or additional disclosures.
Note 3 — Investments
     The following table presents the value of investments as of December 31, 2009 and 2008, with those individual investments representing 5% or more of the Plan’s net assets separately identified:

	As of December 31,
	2009		2008
Investments — at fair value:
Money market funds:
Fidelity Institutional Cash Portfolio	$345,937		$253,700
Mutual funds:
Harbor International Fund	22,449,971	*	19,239,867	*
Fidelity Dividend Growth Fund — Class K	15,391,951	*	—
Fidelity Equity Income Fund — Class K	12,547,803	*	—
PIMCO Total Return Fund	10,650,769	*	8,539,769
Fidelity Puritan Fund	9,399,239	*	9,807,233	*
Fidelity Growth Company Fund	8,850,801		7,112,505
Undiscovered Managers Behavioral Growth Fund	5,403,316		4,173,542
Wells Fargo Small Company Value Fund	3,185,461		2,507,015
Fidelity Freedom 2010 Fund	7,325		—
Fidelity Freedom 2015 Fund	642,985		—
Fidelity Freedom 2020 Fund	571,022		—
Fidelity Freedom 2025 Fund	123,321		—
Fidelity Freedom 2040 Fund	120,544		—
Fidelity Freedom 2030 Fund	116,063		—
Fidelity Freedom Income Fund	64,838		—
Fidelity Freedom 2000 Fund	63,563		—
Fidelity Freedom 2035 Fund	45,017		—
Fidelity Freedom 2005 Fund	30,784		—
Fidelity Freedom 2050 Fund	7,975		—
Fidelity Freedom 2045 Fund	1,094		—
Fidelity Dividend Growth Fund	—		12,419,325	*
Fidelity Equity Income Fund	—		12,294,952	*
Commingled trust funds:
Fidelity Managed Income Portfolio II	46,964,954	*	57,550,796	*
Fidelity U.S. Equity Index Commingled Pool	20,632,134	*	20,678,100	*
Common stock funds:
Imation Corp.	5,393,259		8,740,301
3M Company	15,787,077	*	14,250,702	*
Participant loans	1,682,791		3,116,211

Total investments	$180,479,994		$180,684,018

*	Represents 5% or more of the Plan’s net assets

     The net appreciation in fair value of investments for the year ended December 31, 2009, including investments purchased or sold, as well as those held during the year, was as follows:

Mutual funds	$21,035,257
Commingled trust funds	4,342,551
Common stock funds	1,537,617

$26,915,425

Note 4 — Investment Contracts
     The Plan invests in investment contracts through the Fidelity Managed Income Portfolio II Fund (MIP2), one of the investment options available under the Plan. FASB Staff Position AAG INV-1 and ASC 962-325-20, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (formerly SOP 94-4-1) requires investment contracts held by a defined-contribution plan be reported at fair value. However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the authoritative guidance, the Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
     The Plan’s participant investment balances held in the MIP2 fund had a fair value of $47.0 million and $57.6 million as of December 31, 2009 and 2008, respectively. The corresponding contract value, based on the underlying contract value of the MIP2 as provided by the fund, was $47.6 million and $59.9 million as of December 31, 2009 and 2008, respectively.
     The average yields earned by the MIP2 fund at December 31, 2009 and 2008, are as follows:

	2009	2008
Based on actual earnings	2.74%	3.40%
Based on interest rate credited to participants	1.53%	3.48%
     The MIP2 fund invests in investment contracts issued by insurance companies and other financial institutions, fixed income securities, and money market funds to provide daily liquidity. Some investment contracts (“wrap contracts”) are structured solely as a general debt obligation of the issuer. Other investment contracts are purchased in conjunction with an investment by the portfolio in fixed income securities, which may include, but are not limited to, U.S. Treasury and agency bonds, corporate bonds, mortgage-backed securities, asset-backed securities and bond funds. The portfolio may also invest in futures contracts, option contracts and swap agreements. There is no immediate recognition of investment gains and losses on the fixed income securities. Instead, the gain or loss is recognized over time by adjusting the interest rate credited to the portfolio under the wrap contract. All investment contracts and fixed income securities purchased for the portfolio must satisfy the credit quality standards of Fidelity Management Trust Company (FMTC). The investment contract and fixed income security commitments are backed solely by the financial resources of the issuer. Participant withdrawals and exchanges are paid at book value (principal and interest accrued to date) during the term of the contract. However, withdrawals prompted by certain events (e.g., an employer-initiated event such as a layoff, sale of a division, plan termination) may be paid at market value, which may be less than book value. Additionally, this investment may be subject to redemption restrictions, at the trustee’s discretion, to the extent that it is determined such actions would disrupt management of the fund. Units of the portfolio are not guaranteed by FMTC, the Plan sponsor, or insured by the FDIC. The portfolio strives to maintain a $1 unit price, but cannot guarantee that it will be able to do so, and its yield will fluctuate. As of December 31, 2009, all investment contracts held by the MIP2 fund were deemed fully benefit-responsive within the meaning of the guidance discussed above.
Note 5 — Fair Value Measurements
     Effective January 1, 2008, the Plan adopted new accounting guidance as required by U.S. generally accepted accounting principles for all financial instruments accounted for at fair value on a recurring basis. Fair value measurements are categorized into one of three levels based on the lowest level of significant input used: Level 1 (unadjusted quoted prices in active markets for identical assets); Level 2 (significant observable market inputs available at the measurement date, other than quoted prices included in Level 1); and Level 3 (unobservable inputs that cannot be corroborated by observable market data).

The following is a description of the valuation methodologies used for assets measured at fair value.
Mutual and money market funds: Valued at the net asset value (NAV) of shares held by the plan at year end.
Collective common trust funds: Valued at the quoted market prices of the underlying investments in the trust. Underlying securities for which quotations are readily available are valued at the quoted market price based on the closing price reported on the active market on which the individual securities are traded. Underlying securities for which quotations are not readily available are valued at original cost plus accrued interest or at amortized cost, which approximates fair value. Investments in underlying funds are valued at their closing net asset value.
Common stocks: Valued at the quoted market price based on the closing price reported on the active market on which the individual securities are traded.
Guaranteed investment contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.
Participant loans: Valued at amortized cost, which approximates fair value.
     The methods described above may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different value measurement at the reporting date.
     The Plan’s assets at fair value as of December 31, 2009 were as follows:

	Total	Level 1	Level 2	Level 3
Money market funds	$345,937	$345,937	$—	$—
Mutual funds
Equity investments large cap	66,052,658	66,052,658	—	—
Equity investments small cap	8,588,777	8,588,777	—	—
Corporate bonds	15,032,407	15,032,407	—	—
Guaranteed investment contract
Money market funds	4,262,832	—	—	4,262,832
Equity investments	336,041	—	—	336,041
U.S. treasury obligations	13,087,576	—	—	13,087,576
Foreign government bonds	66,790	—	—	66,790
Corporate bonds	11,107,071	—	—	11,107,071
Mortgage-backed securities	18,104,644	—	—	18,104,644
Common collective trust fund
Equity investments	20,323,372	—	20,323,372	—
U.S. treasury obligations	44,277	—	44,277	—
Corporate bonds	28,905	—	28,905	—
Futures	235,580	—	235,580	—
Common stocks
U.S. large cap	15,787,077	15,787,077	—	—
U.S. mid cap	5,393,259	5,393,259	—	—
Participant loans	1,682,791	—	—	1,682,791

Total	$180,479,994	$111,200,115	$20,632,134	$48,647,745

     The Plan’s assets at fair value as of December 31, 2008 were as follows:

	Total	Level 1	Level 2	Level 3
Money market funds	$253,700	$253,700	$—	$—
Mutual funds
Equity investments large cap	56,950,989	56,950,989	—	—
Equity investmetns small cap	6,680,557	6,680,557	—	—
Corporate bonds	12,462,662	12,462,662	—	—
Guaranteed investment contract
Money market funds	5,879,272	—	—	5,879,272
Equity investments	25,519	—	—	25,519
U.S. treasury obligations	24,270,179	—	—	24,270,179
Foreign government bonds	5,287	—	—	5,287
Corporate bonds	8,215,203	—	—	8,215,203
Mortgage-backed securities	19,155,337	—	—	19,155,337
Common collective trust fund
Equity investments	19,787,975	—	19,787,975	—
U.S. treasury obligations	85,106	—	85,106	—
Corporate bonds	28,999	—	28,999	—
Futures	776,020	—	776,020	—
Common stocks
U.S. large cap	14,250,702	14,250,702	—	—
U.S. mid cap	8,740,301	8,740,301	—	—
Participant loans	3,116,211	—	—	3,116,211

Total	$180,684,018	$99,338,911	$20,678,100	$60,667,007

     Changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009 were as follows:

	Guaranteed
	investment	Participant
	contract	loans
Balance, beginning of year	$57,550,796	$3,116,211
Realized gains (losses)	—	—
Unrealized gains (losses) relating to instruments still held at the reporting date*	988,548	—
Purchases, sales, issuances and settlements (net)	(11,574,390)	(1,433,420)

Balance, end of year	$46,964,954	$1,682,791

*	Recognized in the Net appreciation in fair value of investments line item of the Statement of Changes in Net Assets Available for Benefits
Note 6 — Tax Status
     The Plan received a favorable determination letter from the IRS, dated August 27, 2005, stating that the form of the Plan satisfies the qualification requirements under Section 401(a) of the IRC and the Plan’s trust is, therefore, generally exempt from federal income taxes under provisions of Section 501(a). The determination letter also states that in form the Plan satisfies the requirements of IRC Section 4975(e)(7).
     Although the Plan has been amended and restated since receiving the determination letter, our Pension and Retirement Committee and the Plan Administrator, believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC and, therefore, is qualified and the related trust is tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Note 7 — Related Party Transactions
     Fidelity Management Trust Company (the Trustee) manages the assets of the Plan and executes transactions therein. The Plan’s trust paid the Trustee fees in the amount of $23,623 for the year ended December 31, 2009. The Trustee is authorized, under contract provisions and by ERISA regulations that provide administrative and statutory exemptions, to invest in funds under its control and in our securities.
     For the year ended December 31, 2009, such purchases and sales were as follows:

	Purchases	Sales
Imation Corp. common stock	$6,751,726	$7,076,718
Trustee-controlled funds	62,093,017	85,473,958
Note 8 — Reconciliation of Financial Statements to Form 5500
     The following is a reconciliation of net assets available for benefits according to the financial statements to the Plan’s Form 5500:

	As of	As of
	December 31,	December 31,
	2009	2008
Net assets available for benefits per the financial statements	$180,879,601	$183,078,145
Adjustment from contract value to fair value for fully benefit- responsive investment contracts	(590,072)	(2,334,387)

Net assets available for benefits per Form 5500	$180,289,529	$180,743,758

For the Year
Ended
December 31,
2009
Decrease in net assets per the financial statements	$(2,198,544)
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts:
Beginning of year	2,334,387
End of year	(590,072)

Net loss and transfer of assets per Form 5500	$(454,229)

SUPPLEMENTAL SCHEDULE
IMATION RETIREMENT INVESTMENT PLAN
SCHEDULE H, PART IV LINE 4(i): SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009

(a)	(b)	(c)	(d)	(e)
		Description of Investment, Including Maturity
	Identity of Issue, Borrower, Lessor,	Date, Rate of Interest, Collateral, Par or
	or Similar Party	Maturity Value	Cost**	Current Value
	Money market funds
*	Fidelity Institutional Cash Portfolio	Money market fund		345,937

	Mutual funds
	Harbor International Fund	Mutual fund, 409,148 units		22,449,971
*	Fidelity Dividend Growth Fund — Class K	Mutual fund, 650,547 units		15,391,951
*	Fidelity Equity Income Fund — Class K	Mutual fund, 320,670 units		12,547,803
	PIMCO Total Return Fund	Mutual fund, 986,182 units		10,650,769
*	Fidelity Puritan Fund	Mutual fund, 585,258 units		9,399,239
*	Fidelity Growth Company Fund	Mutual fund, 128,310 units		8,850,801
	Undiscovered Managers Behavioral Growth Fund	Mutual fund, 246,502 units		5,403,316
	Wells Fargo Small Company Value Fund	Mutual fund, 303,377 units		3,185,461
*	Fidelity Freedom 2015 Fund	Mutual fund, 61,707 units		642,985
*	Fidelity Freedom 2020 Fund	Mutual fund, 45,500 units		571,022
*	Fidelity Freedom 2025 Fund	Mutual fund, 11,869 units		123,321
*	Fidelity Freedom 2040 Fund	Mutual fund, 16,836 units		120,544
*	Fidelity Freedom 2030 Fund	Mutual fund, 9,367 units		116,063
*	Fidelity Freedom Income Fund	Mutual fund, 6,037 units		64,838
*	Fidelity Freedom 2000 Fund	Mutual fund, 5,600 units		63,563
*	Fidelity Freedom 2035 Fund	Mutual fund, 4,388 units		45,017
*	Fidelity Freedom 2005 Fund	Mutual fund, 3,069 units		30,784
*	Fidelity Freedom 2050 Fund	Mutual fund, 955 units		7,975
*	Fidelity Freedom 2010 Fund	Mutual fund, 586 units		7,325
*	Fidelity Freedom 2045 Fund	Mutual fund, 129 units		1,094

	Commingled trust funds
*	Fidelity Managed Income Portfolio II	Guaranteed investment contract, 47,643,882 units		46,964,954
*	Fidelity U.S. Equity Index Commingled Pool	Common collective trust, 541,100 units		20,632,134

	Common stocks funds
	3M Company	Common stock, 926,085 units		15,787,077
*	Imation Corp.	Common stock, 1,884,992 units		5,393,259

	Participant loans
*	Participant loans	Interest rates of 4.25% to 9.25%, maturing at various dates through January 2015		1,682,791

				$180,479,994

*	Denotes party-in-interest

**	The information in column (d) is excluded due to nonapplicability because the investments are participant-directed.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

IMATION RETIREMENT INVESTMENT PLAN
Date: June 23, 2010	By:	/s/ Paul R. Zeller
Paul R. Zeller
Senior Vice President and Chief Financial Officer

IMATION RETIREMENT INVESTMENT PLAN
EXHIBIT INDEX
The following document is filed as an exhibit to this Report:

Exhibit No.	Document
23.1	Consent of Independent Registered Public Accounting Firm